388 Greenwich Street

New York, NY 10013

July 10, 2024

VIA EDGAR CORRESPONDENCE

Mr. Sarmad Makhdoom

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Re: Citigroup Inc. (Citigroup or Citi)

Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-09924

Dear Mr. Makhdoom and Mr. Klein:

Enhancement of Citigroup’s financial statements and disclosures is an objective that we share with the staff (the Staff) of the Securities and Exchange Commission (SEC) and one that we consider in all our filings. This letter sets forth Citigroup’s responses to the comments of the Staff contained in the Staff’s letter dated June 11, 2024.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Citi’s Consent Order Compliance, Page 9

1. We note statements here, page 60 and elsewhere regarding efforts to work constructively with regulators on strengthening risk management and controls. We also note the statement on page 57 that you are required by the consent orders to make improvements in various aspects of enterprise-wide risk management, compliance, data quality management and governance, and internal controls. Please revise future filings to further clarify the material areas of focus and status of efforts you are making with respect to the consent orders and overall risk management, governance and internal controls.

In this regard, we also note the statements (i) on page 174 regarding the additional compensation approved for certain employees “based on the achievement of Citi’s transformation goals from August 2021 through December 2024" and (ii) on page 17 of your proxy indicating a “Performance Achievement Percentage” of 80% for 2023, down from 94% for 2022. In future filings, please address the transformation goals and metrics used to compute the Performance Achievement Percentages and explain any significant goals that were not met or if other factors caused the decline in the percentage for 2023.

Alternatively, tell us why you believe such information is not material to an understanding of the material areas of focus and status of efforts you are making with respect to the consent orders and overall strengthening of risk management.

Response:

Citi will enhance its disclosures by including a new section in Citi’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the Second Quarter Form 10-Q) after the “Executive Summary” titled “Citi’s Multiyear Transformation This new section will discuss Citi’s broader transformation efforts, which also include efforts to implement the October 7, 2020 FRB and OCC consent orders issued to Citigroup and Citibank, respectively. The section will address Citi’s ongoing efforts to improve various aspects of enterprise-wide risk management, compliance, data quality management and governance, and internal controls, including material areas of focus and status of those efforts.

Moreover, as disclosed by Citi in a Current Report on Form 8-K filed with the SEC on July 10, 2024 (the July 10, 2024 Form 8-K), on July 10, the Board of Governors of the Federal Reserve System entered into a Civil Money Penalty Consent Order with Citigroup in the amount of $60,625,620, and the Office of the Comptroller of the Currency (OCC) entered into a Civil Money Penalty Consent Order with Citibank, N.A. (Citibank), a wholly owned subsidiary of Citigroup, in the amount of $75 million (collectively, the 2024 Consent Orders). The OCC and Citibank also entered into an Amendment (the Amendment) to the October 7, 2020 OCC Consent Order. The Amendment requires Citibank to submit a Resource Review Plan to the OCC within 30 days and establishes certain provisions governing possible capital distributions from Citibank to other Citigroup entities. Copies of the 2024 Consent Orders and the Amendment were filed as exhibits to the July 10, 2024 Form 8-K.

Accordingly, beginning with the Second Quarter Form 10-Q, Citi will include disclosure discussing the 2024 Consent Orders and the Amendment on the first page of the “Executive Summary” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The below disclosure will be included, along with any necessary and appropriate updates, in the Second Quarter Form 10-Q (and be included in future filings to reflect any material updates, if any, or the future filings will contain a cross reference to prior-period disclosures):

EXECUTIVE SUMMARY

Second Quarter of 2024—Results Demonstrated Improved Business Performance and Progress Toward Citi’s Priorities

As described further throughout this Executive Summary, during the second quarter of 2024:

•	As previously disclosed, on July 10, 2024, the Board of Governors of the Federal Reserve System (the FRB) entered into a Civil Money Penalty Consent Order with Citigroup in the amount of $60,625,620, and the Office of the Comptroller of the Currency (OCC) entered into a Civil Money Penalty Consent Order with Citibank, N.A. (Citibank), a wholly owned subsidiary of Citigroup, in the amount of $75 million (collectively, the 2024 Consent Orders). The OCC and Citibank also entered into an Amendment (the Amendment) to the October 7, 2020 OCC Consent Order. The Amendment requires Citibank to submit a Resource Review Plan to the OCC within 30 days and establishes certain provisions governing possible capital distributions from Citibank to other Citigroup entities. Copies of the 2024 Consent Orders and the Amendment were included as exhibits to Citi’s Current Report on Form 8-K filed with the SEC on July 10, 2024 (the July 10, 2024 Form 8-K). For additional information regarding the 2024 Consent Orders and the Amendment, see the July 10, 2024 Form 8-K and “Citi’s Multiyear Transformation” below.

CITI’S MULTIYEAR TRANSFORMATION

Overview

As previously announced, Citi’s transformation, including the remediation of its consent orders with the FRB and OCC, is a multiyear endeavor that is not linear. Citi is modernizing and simplifying the firm in order to lead in a dynamic, competitive and digital world. Citi’s transformation is addressing decades of underinvestment in its infrastructure, going beyond addressing regulatory concerns to intentionally transform how the bank operates, and makes investments that not only address current needs, but also benefit the firm over the long-term.

Transformation efforts of this scale involve significant complexities and uncertainties, including ongoing regulatory challenges and risks. As discussed in the “Executive Summary” section above, on July 10, 2024, the FRB entered into a Civil Money Penalty Consent Order with Citigroup, and the OCC entered into a Civil Money Penalty Consent Order with Citibank (collectively, the 2024 Consent Orders). In addition, the OCC and Citibank entered into an Amendment (the Amendment) to the October 7, 2020 Consent Order. For additional information about the 2024 Consent Orders and the Amendment, see Citi’s July 10, 2024 Form 8-K and "Transformation Focus Areas and Status” and “FRB and OCC Consent Orders Compliance” below.

Citi’s transformation initiatives will also take several years to complete and, as previously disclosed, Citi may continue to experience significant challenges in satisfying the regulators’ expectations in both sufficiency and timing. The regulators may identify additional risk and control issues that could result in further regulatory actions. For additional information about these regulatory risks, see “Risk Factors—Compliance Risks” in Citi’s 2023 Annual Report on Form 10-K.

Notwithstanding the 2024 Consent Orders and the Amendment, the transformation’s target outcomes remain focused on changing Citi’s business and operating models such that they simultaneously (1) strengthen controls, enhance data quality, reduce risk and improve Citi’s regulatory compliance and its culture, and (2) enhance Citi’s value to customers, clients and shareholders.

Transformation Focus Areas and Status

Over the last several years, Citi has made key investments to modernize the firm’s infrastructure, simplify and automate manual processes, enhance data quality and governance, strengthen controls and reduce risk. In 2023, Citi incurred transformation-related expenses of $2.9 billion (compared to $2.8 billion in 2022), including significant investments in technology, additional hiring in data and risk and controls and third-party consultants. Citi’s transformation initiatives will continue to entail significant investments during the remainder of 2024 and beyond.

Citi completed significant planning and foundational work for the transformation in 2021 and 2022. In 2023, Citi progressed its transformation efforts into implementation mode. Citi’s transformation initiatives during the remainder of 2024 through 2025 will continue to focus on (1) intensifying efforts to accelerate progress on automating regulatory processes and in remediating data, particularly related to regulatory reporting, and (2) further strengthening stress testing and resolution and recovery capabilities.

Examples of Citi’s progress to date on its transformation include the following:

Improved Risk Management:

•	Citi built greater efficiency and scale in the risk management of Citi’s Global Spread Products business, with 99% of risk computations now occurring on cloud-based infrastructure.

•	Citi implemented automated controls representing more than 80% of transaction volumes across the Markets business to reduce manual trade errors.

Simplification:

•	Citi retired 390 legacy applications (which reflected a reduction of 6% in 2023 for a second year in a row), thereby simplifying its technology infrastructure and enabling greater focus on more strategic platforms.

•	Citi is consolidating 20 cash equities platforms to one single modern platform.

•	As of the second quarter of 2024, Citi reduced time to book new or amended loans in North America by over 50%.

Resiliency:

•	Citi improved resiliency and reduced downtime by simplifying system restoration to a single click for over 30% of critical systems as of the second quarter of 2024.

•	Citi is optimizing virtual workloads to reduce data center footprint and lower operational costs.

Notwithstanding Citi’s investments and remediation efforts, as set forth in the FRB’s 2024 Consent Order, the FRB found that, based on examinations conducted by the Federal Reserve Bank of New York, Citigroup had ongoing deficiencies related to its data quality management program and inadequate measures for managing and controlling its data quality risks. In addition, as set forth in the OCC’s 2024 Consent Order and the Amendment, the OCC deemed that Citibank has failed to make sufficient and sustainable progress toward achieving compliance with the OCC’s 2020 Consent Order.

Organizational Simplification:

During the first quarter of 2024, Citi completed its organizational simplification announced in September 2023. The result is a simpler management structure that aligns to and facilitates Citi’s strategy, while improving accountability and decision making. As of the fourth quarter of 2023, Citi’s new operating model included the elimination of the Institutional Clients Group, Personal Banking Wealth Management and Legacy Franchises operating segments and resulted in Citi current reportable operating segments—Services, Markets, Banking, Wealth and U.S. Personal Banking—and a new financial reporting structure. Activities not assigned to the reportable operating segments are included in All Other, including Legacy Franchises and Corporate/Other. Citi also consolidated its regional structure from four to two regions, consisting of North America and International. Citi’s organizational simplification efforts will also assist in advancing the execution of the transformation

FRB and OCC Consent Orders Compliance

On July 10, 2024, the FRB entered into a Civil Money Penalty Consent Order with Citigroup in the amount of $60,625,620, and the OCC entered into a Civil Money Penalty Consent Order with Citibank, a wholly owned subsidiary of Citigroup, in the amount of $75 million. The OCC and Citibank also entered into an Amendment to the October 7, 2020 OCC Consent Order. The Amendment requires Citibank to submit a Resource Review Plan to the OCC within 30 days and establishes certain provisions governing possible capital distributions from Citibank to other Citigroup entities. Copies of the 2024 Consent Orders and the Amendment were included as exhibits to Citi’s July 10, 2024 Form 8-K. For additional information regarding the 2024 Consent Orders and the Amendment, see the July 10, 2024 Form 8-K

As discussed above, Citi’s transformation efforts include effective implementation of the October 7, 2020 FRB and OCC Consent Orders issued to Citigroup and Citibank, respectively. The 2020 Consent Orders require Citigroup and Citibank to implement extensive targeted action plans and submit quarterly progress reports on a timely and sufficient basis detailing the results and status of improvements relating principally to various aspects of (1) enterprise-wide risk management, (2) compliance risk management, (3) data quality management and governance, and (4) internal controls. Citi continues to work constructively with FRB and the OCC and provides additional information regarding its plans and progress to both regulators on an ongoing basis. Citi will continue to reflect their feedback in its project plans and execution efforts. For additional information about the requirements under the 2020 Consent Orders, see Citi’s Current Report on Form 8-K filed with the SEC on October 9, 2020.

Governance

Citi’s CEO has built an organization and infrastructure to manage, guide and support Citi’s transformation, which spans all Citi businesses and functions to ensure consistency. Additionally, the Citigroup and Citibank Boards of Directors each formed a Transformation Oversight Committee, an ad hoc committee of each Board, to provide oversight of Citi’s efforts to improve its risk and control environment and management’s remediation efforts under the consent orders.

While every member of Citi’s executive management team, or EMT, is involved in the transformation and plays a key, direct role in its implementation, Citi’s CEO has taken a leading role in managing the effort. As part of this effort, Citi’s CEO has assembled a team consisting of long-tenured colleagues and new hires from across various disciplines and areas of expertise and experience, with representatives from each of Citi’s businesses and global functions, to lead the various transformation programs. Citi’s CEO is focusing the firm’s most senior talent on this effort and has a detailed, integrated approach to execute on the transformation. Citi’s Transformation Steering Committee, chaired by Citi’s CEO, sets the overall direction for the transformation and communicates progress to the Citigroup Board of Directors, as well as seeks input and feedback from the Board.

In 2023, Citi’s CEO appointed a new Chief Operating Officer (COO), who reports to the CEO and is responsible for running Citi’s overall transformation efforts, as well as leading Citi’s efforts to improve operating efficiency and returns along with Citi’s enterprise-wide effort to strengthen its risk and controls and data quality, and modernize infrastructure, while simplifying the Company.

Transformation Bonus Program

The firm has identified approximately 200 senior employees who were deemed critical to the execution of the transformation, including certain members of the EMT other than Citi’s CEO. To incentivize effective execution in connection with the transformation and remediation of the consent orders and to drive change in Citi’s risk and control environment and culture, in 2021, the Compensation, Performance Management and Culture Committee (the Compensation Committee) of Citigroup’s Board of Directors approved a long-term performance-based bonus program at that time covering such employees.

Performance is measured, and the bonus, if any, payable pursuant to the Transformation Bonus Program is paid in three tranches, each representing a separate performance period. Well-defined goals and related metrics are established for each of the three tranches, which may reflect qualitative considerations, including regulatory actions. At the end of each year, the Compensation Committee determines the appropriate level of payout given the accomplishments for the performance period relative to the specific goals and related metrics. The maximum portion of the bonus payable for each tranche is: 25% for the first tranche, 25% for the second tranche and 50% for the third tranche.

Following the completion of the first performance measurement period under the Transformation Bonus Program, the Compensation Committee determined that the Performance Achievement Percentage for the period ending on December 31, 2022 would be 94%, reflecting the Compensation Committee’s assessment of performance relative to the predetermined targets set for that tranche under the Program. The targets established for the first performance period included Citi’s submission to the FRB and OCC of plans to remediate the issues addressed by the Consent Orders, and objectively measurable targets to assess performance on transformation milestones. The Compensation Committee recognized that management performed above 90% achievement relative to targets on each metric category during the first performance period, with the exception of one (the percentage of milestones that were at risk for not being completed on time) for which Citi fell three percentage points short of target.

Following the completion of the second performance measurement period under the Program, the Compensation Committee determined that the Performance Achievement Percentage for the period ending on December 31, 2023 would be 80%. The criteria for the second performance measurement period comprised two quantitative metrics: timely execution of the commitments scheduled to be completed; and execution quality, which is the percentage of those commitments deemed complete by Citi’s Internal Audit function.  The third criteria for the second performance measurement period was a qualitative consideration of Citi’s cultural change, measured by its broad-based 2023 Voice of the Employee survey designed to measure cultural alignment with Citi’s Leadership Principles.

The Compensation Committee has determined that the metric categories for the third tranche of the program, covering the calendar year 2024 performance period, will be the same as the metric categories for the second tranche. The Compensation Committee has set specific objective targets in respect of performance metrics within those categories.

For additional information on the Transformation Bonus Program, see Citi’s 2024 Annual Meeting Proxy.

Management's Discussion and Analysis of Financial Condition and Results of Operations Services (MD&A), page 14

2. We note your disclosure of geographic information, such as revenue and portfolio mix, here and elsewhere in the filing. Where quantitative information is presented for International in the aggregate, please revise your disclosures to quantify and clarify the extent to which those amounts relate to various regions in which your operate (e.g., Europe/Middle East/Africa, Latin America, Asia, etc.) and individual foreign countries, to the extent that they are individually material.

Response:

As noted above, Citi’s organizational simplification resulted in the removal of management layers, as well as the elimination of three of the previous four regions (i.e., Asia Pacific, Latin America, and Europe, Middle East and Africa). Citi’s prior three segments (Institutional Clients Group, Personal Banking and Wealth Management, and Legacy Franchises) were replaced by five new segments (i.e. Services, Markets, Banking, Wealth and U.S. Personal Banking) to enable focus on its five core interconnected businesses . As a result, the chief operating decision maker (CODM) now manages Citi through a North America and International construct rather than the previous four regions. Within International, the firm is organized into six clusters (i.e., the United Kingdom; Japan, Asia North and Australia (JANA); Latin America (LATAM); Asia South; Europe; and the Middle East and Africa (MEA)), collectively led by Ernesto Torres Cantú, the Head of International.

While the CODM does not manage the five core businesses by clusters, Citi will enhance its disclosures by providing additional financial metrics for North America and the six international clusters within International. Accordingly, beginning with Citi’s Second Quarter Form 10-Q, Citi will include, in future filings for all periods presented, Revenues, Corporate Credit - Portfolio Mix, and Non-Accrual Loans (1) by cluster (e.g., Europe, the Middle East and Africa (MEA), Latin America, or etc.), and (2) for each foreign country, to the extent it is individually material. Citi defines an individually material country as one that exceeds 10% of Citi’s consolidated results for each respective metric (i.e., Revenues, Corporate Credit - Portfolio Mix, and Non-Accrual Loans).

Citi determined that its International other real estate owned (OREO) assets are not considered significant in relation to its total assets, as International OREO represented less than 0.001% of Citi’s total assets per Citi’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024. Therefore, management will include disclosure in the MD&A stating that Citi’s international exposure to OREO assets is not considered material.

Below are illustrative examples of the disclosures Citi will include:

Revenue by Cluster -

	Second Quarter			Six Months
In millions of dollars, except as otherwise noted	2024	2023	% Change	2024	2023	% Change
Revenue by geography
North America	$-	-	-%	$-	$-	-%
International	-	-	-	-	-	-
Total	$-	$-	-%	$-	$-	-%
International Revenue by Cluster
United Kingdom	$-	$-	-%	$-	$-	—%
Japan, Asia North and Australia (JANA)	-	-	—%	-	-	—%
LATAM	-	-	—%	-	-	—%
Asia South	-	-	—%	-	-	—%
Europe	-	-	—%	-	-	—%
Middle East and Africa (MEA)	-	-	—%	-	-	—%

Portfolio Mix—Geography and Counterparty

Citi’s corporate credit portfolio is diverse across geography and counterparty. The following table presents the percentage of the portfolio by Citi’s management geography and clusters:

	June 30, 2024	March 31, 2024	June 30, 2023
North America	-%	-%	-%
International		-	-
Total	-%	-%	-%
International by Cluster
United Kingdom	-%	-%	-%
Japan, Asia North and Australia (JANA)	-	-	-
LATAM	-	-	-
Asia South	-	-	-
Europe	-	-	-
Middle East and Africa (MEA)	-	-	-

Non-Accrual Loans and Assets

For additional information on Citi’s non-accrual loans and assets, see “Non-Accrual Loans and Assets” in Citi’s 2023 Form 10-K.

Non-Accrual Loans

The table below summarizes Citigroup’s non-accrual loans (NAL) as of the periods indicated. Non-accrual loans may still be current on interest payments. In situations where Citi reasonably expects that only a portion of the principal owed will ultimately be collected, all payments received are reflected as a reduction of principal and not as interest income. For all other non-accrual loans, cash interest receipts are generally recorded as revenue.

	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,
In millions of dollars	2024	2024	2023	2023	2023
Corporate non-accrual loans by geography(1)(2)(3)
North America(4)	$	-		$-	$
International	-	-	-	-	-
Total	$-	$-	$-	$-	$-
International NAL by Cluster
United Kingdom	$-	$-	$-	$-	$-
Japan, Asia North and Australia (JANA)	-	-	-	-	-
LATAM	-	-	-	-	-
Asia South	-	-	-	-	-
Europe	-	-	-	-	-
Middle East and Africa (MEA)	-	-	-	-	-
(1)	Corporate loans are placed on non-accrual status based on a review by Citigroup’s risk officers. Corporate non-accrual loans may still be current on interest payments. With limited exceptions, the following practices are applied for consumer loans: consumer loans, excluding credit cards and mortgages, are placed on non-accrual status at 90 days past due and are charged off at 120 days past due; residential mortgage loans are placed on non-accrual status at 90 days past due and written down to net realizable value at 180 days past due. Consistent with industry conventions, Citigroup generally accrues interest on credit card loans until such loans are charged off, which typically occurs at 180 days contractual delinquency. As such, the non-accrual loan disclosures do not include credit card loans. The balances above represent non-accrual loans within Corporate loans and Consumer loans on the Consolidated Balance Sheet.
(2)	Approximately xx%, xx%, xx%, xx% and xx% of Citi’s corporate non-accrual loans remain current on interest and principal payments at June 30, 2024, March 31, 2024, December 31, 2023, September 30, 2023, June 30, 2023, respectively.
(3)	The June 30, 2024 total corporate non-accrual loans represented xx% of total corporate loans.
(4)	The increase at September 30, 2023 was primarily related to two commercial real estate loans.

Deposits, page 93

3. We note your disclosure on page 91 that Citi’s liquidity is managed centrally by Corporate Treasury, in conjunction with regional and in-country treasurers with oversight provided by Independent Risk Management and various Asset & Liability Committees (ALCOs) at the individual entity, region, country and business levels. Given that Citi operates and appears to have various types of deposit balances (e.g., time, uninsured, etc.) across domestic and foreign jurisdictions, please revise to disclose more details of any policies and procedures that seek to manage material risks specific to any of the jurisdictions in which you operate. As an example, these might include any management policies or controls relating to the types of deposits, such as internal limits on concentrations in uninsured and brokered deposits in total or by type of depositor within a region or jurisdiction, or how you manage the availability of liquidity resources within a specific jurisdiction.

Response:

Citi manages material liquidity risks, including risks associated with deposits, specific to any of the foreign jurisdictions in which it operates through regulatory and internal liquidity stress tests on a standalone basis and are managed against legal entity limits set in accordance with Citi’s risk appetite and governed by local governance forums in accordance with its Liquidity Risk Management Policy. As disclosed within the “Liquidity Risk—Overview" section of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, the related stress testing and scenario analyses are intended to quantify the potential impact of an adverse liquidity event on the balance sheet and liquidity position of a jurisdiction, and assess the sufficiency of liquidity on hand to manage through such an event. These scenarios include assumptions about significant changes in key funding sources, market triggers (such as credit ratings), potential uses of funding and macroeconomic, geopolitical and other conditions. These conditions include expected and stressed market conditions as well as Company-specific events.

Beginning with Citi’s Second Quarter Form 10-Q, Citi will enhance its MD&A disclosures, in future filings for all periods presented, by adding the below underlined language within the “Liquidity Risk” section on how Citi manages liquidity risk in foreign jurisdictions. This disclosure will also include quantitative and qualitative information describing the diversification of Citi’s deposit base by business, similar to what appeared in Citi’s Quarterly Reports on Form 10-Q for the first, second and third quarters of 2023. In addition, Citi will add a cross reference in the “Liquidity Risk—Overview" section to additional deposits-related disclosures, including Note [18] where we provide additional information about the split of deposits between U.S. offices and offices outside of the U.S. Below are illustrative examples of the disclosures Citi will include.

LIQUIDITY RISK

Overview

Citi’s liquidity is managed centrally by Corporate Treasury, through the Liquidity Risk Management Policy (“Policy”) which sets forth the minimum requirements for identifying, measuring, monitoring, controlling and reporting liquidity risk, consistent with Citi’s risk appetite in conjunction with local treasurers with oversight provided by Independent Risk Management and the Citigroup Asset & Liability Committee (ALCO). The Policy establishes the framework for sound management of Citi’s liquidity risk to facilitate transparency and comparability of liquidity risk-taking activities, and to ensure Citi maintains sufficient liquidity, including a cushion of unencumbered, high quality liquid assets, to withstand a range of stress events including those involving the loss or impairment of both unsecured and secured funding sources.

Citi’s firmwide liquidity management framework establishes a risk appetite which is expressed as a set of quantitative minimum levels for Citigroup and CBNA consolidated to maintain liquidity levels above limits for U.S. LCR, U.S. NSFR, and Internal Liquidity Stress Tests (ILST). Liquidity concentration risk, which is defined as liquidity risk due to funding concentration to a specific counterparty, industry, product type, or maturity, among other categories, is an integral part of Citi’s liquidity management framework and managed in accordance with established risk appetite limits. For example, product concentration limits consider specific attributes of a product (e.g., wholesale deposits, secured vs unsecured, etc.).

Similar requirements applicable to other legal entities or Country Legal Entities or Material Legal Entities are specified in the Liquidity Risk Management Procedures (“Procedures”).

The Procedures provide for liquidity risk management, risk identification, risk appetite, risk limits and triggers, and monitoring including escalation, stress testing, risk reporting, training and review, oversight and approval of key liquidity risk proposals and analytical tools applicable to the entities within its scope. In addition, the Procedures provide for data governance, roles and responsibilities and reference to frameworks within Citi’s liquidity management.

Similar to Citigroup and CBNA, liquidity risk in foreign jurisdictions and legal entities is managed as part of Citi’s legal entity liquidity management framework in which legal entities, including ones in foreign jurisdictions, are subject to regulatory and internal liquidity stress tests on a standalone basis and managed against legal entity limits set in accordance with Citi’s risk appetite and governed by local governance forums. Citi also has other local governance forums for managing Citi’s balance sheet and liquidity at various organizational levels, including material legal entities.

Citi’s CRO and CFO co-chair Citigroup’s ALCO, which includes Citi’s Treasurer and other senior executives. The ALCO sets the strategy of the liquidity portfolio and monitors portfolio performance (see “Risk Governance—Board and Executive Management Committees” above). Significant changes to portfolio asset allocations are approved by the ALCO.

Deposits

“Citi’s deposit base is spread across a diversified set of countries, industries, clients and currencies and is subject to Citi’s Liquidity Risk Management Policy and Procedures.

The majority of Citi’s $1.3 trillion of end-of-period deposits are institutional (approximately $807 billion), and span 90 countries. A large majority of these institutional deposits are within TTS, and of these, approximately xx% are from clients that use all three TTS integrated services: payments and collections, liquidity management and working capital solutions. In addition, nearly xx% of TTS deposits are from clients that have a greater than 15-year relationship with Citi. Over the past year, TTS deposits grew at a faster rate than total Citi deposits on both an average and end-of-period basis. Citi also has a strong consumer and wealth deposit base, with $xxx billion of U.S. Personal Banking (USPB) and Wealth deposits as of end-of-period, which are diversified across the Private Bank, Citigold, USPB and Wealth at Work as well as across regions and products. As of year-end 202x, approximately xx% of U.S. Citigold clients have been with Citi for more than 10 years and approximately xx% of Private Bank ultra-high-net-worth clients have been with Citi for more than 10 years. USPB’s deposits are spread across six key metropolitan areas in the U.S.”

………………….

If you have any questions or require additional information, please do not hesitate to contact me at johnbull.okpara@citi.com.

Sincerely,

/s/ Johnbull Okpara

Johnbull Okpara

Controller and Chief Accounting Officer Citigroup Inc.

cc:	Mark A. L. Mason

Chief Financial Officer

Jane Fraser

Chief Executive Officer